EXHIBIT 4.15

2011 PLAN AMENDMENTS TO THE RAPTOR PHARMACEUTICAL CORP.
2010 STOCK INCENTIVE PLAN

Section 3(a) of the Plan is proposed to be amended and restated as follows:

“(a) Generally.  Subject to Section 9 below and the remainder of this Section 3(a), a total of 3,000,000 Shares shall be available for issuance under the Plan (the number of Shares available under the Plan as adjusted pursuant to this Section 3(a) and subject to Section 9, the “Share Pool”), which includes the 400,000 Shares that were available for issuance under the three plans identified in Section 1(d) as of February 1, 2010.  On the 2011 Share Pool Adoption Date, the Share Pool automatically shall increase by 5% of the total Shares outstanding on such date.  On August 31, 2011 and August 31, 2012, the Share Pool automatically shall increase by 5% of the total Shares outstanding on each such date.  In no event, however, shall the 2011 Share Pool Adoption Date and the August 31, 2011 and August 31, 2012 Share Pool increases exceed 6,000,000 Shares in the aggregate.  The entire Share Pool may be used for any form of Award under the Plan.  The Shares deliverable pursuant to Awards shall be authorized but unissued Shares, or Shares that the Company otherwise holds in treasury or in trust.”

Appendix I of the Plan

A definition for the “2011 Share Pool Adoption Date” is proposed to be added to Appendix I of the Plan as follows:

“2011 Share Pool Adoption Date” shall mean the date the amendment of the Plan providing for the 2011 Share Pool Adoption Date, the August 31, 2011 and the August 31, 2012 increases in the Share Pool under Section 3(a) of the Plan is approved by the Company’s stockholders.

Section 9(c) of the Plan is proposed to be amended and restated as follows:

“(c) Change in Control.  Notwithstanding anything to the contrary in any Award Agreement, in the event of a Change in Control, no less than 50% of each Award (whether granted prior to, on or after the 2011 Share Pool Adoption Date) that was outstanding and unvested immediately prior to such Change in Control shall immediately vest (and, to the extent applicable, become exercisable) as to 50% of the Shares that otherwise would have been unvested (the “Automatic Vesting”).  For the sake of clarity, an Award Agreement or an unexpired employment agreement may provide for more favorable accelerated vesting terms in which case the more favorable accelerated vesting terms from the Award Agreement or unexpired employment agreement shall apply.

 In the event of a Change in Control, subject to the terms of any Award Agreements or employment-related agreements between the Company or any Affiliates and any Participant, each outstanding Award shall be assumed or a substantially equivalent award shall be substituted by the surviving or successor company or a parent or subsidiary of such successor company (in each case, the “Successor Company”) upon consummation of the transaction.  Notwithstanding the foregoing, instead of having outstanding Awards be assumed or replaced with equivalent awards by the Successor Company, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company’s stockholders or any Participant with respect to his or her outstanding Awards, take one or more of the following actions (with respect to any or all of the Awards, and with discretion to differentiate between individual Participants and Awards for any reason):

(i) accelerate the vesting of Awards (in addition to the Automatic Vesting) so that Awards shall vest (and, to the extent applicable, become exercisable) as to the Shares that otherwise would have been unvested and provide that repurchase rights of the Company with respect to Shares issued pursuant to an Award shall lapse as to the Shares subject to such repurchase right;

(ii) arrange or otherwise provide for the payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of outstanding Awards (with the Committee determining the amount payable to each Participant based on the Fair Market Value, on the date of the Change in Control, of the Award being canceled, based on any reasonable valuation method selected by the Committee, which amount may be adjusted downward to the extent the Committee reasonably determines required by Section 409A);

(iii) terminate all or some Awards upon the consummation of the transaction, provided that the Committee shall provide for vesting of such Awards in full as of a date immediately prior to consummation of the Change in Control.  To the extent that an Award is not exercised prior to consummation of a transaction in which the Award is not being assumed or substituted, such Award shall terminate upon such consummation;

(iv) make such other modifications, adjustments or amendments to outstanding Awards or this Plan as the Committee deems necessary or appropriate, subject however to the terms of this Section 9.”